UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 000-19032
CUSIP Number: 049513104
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended June 30, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Atmel Corporation

Full name of registrant

Former name if applicable
2325 Orchard Parkway

Address of principal executive office (Street and number)
San Jose, CA 95131

City, state and zip code
PART II — RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.) ☐
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As disclosed in the Registrant’s current report on Form 8-K filed with the SEC on July 25, 2006, the Audit Committee of the Registrant’s Board of Directors has initiated an independent investigation regarding timing of past stock option grants and other potentially related issues, including the potential accounting impact. The Audit Committee is being assisted by independent legal counsel and independent accounting consultants. The Audit Committee will make every effort to complete its investigation as soon as practicable. The Registrant will not be in a position to file its quarterly report on Form 10-Q for the quarter ended June 30, 2006 until after the completion of the investigation, which will not occur within the prescribed time period for the filing of such Form 10-Q (including the extension under Rule 12b-25).
     Although the Registrant has not yet begun its assessment of the impact of the stock option investigation on its internal control over financial reporting, to the extent accounting adjustments are identified as a result of this investigation, the Registrant will also be required to evaluate the effect on its internal control over financial reporting. As a result, depending on the outcome of the investigation, it is possible that the Registrant could conclude that a material weakness in internal control over financial reporting exists as of June 30, 2006.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Robert Avery	(408)	441-0311

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☐ No*
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*  Because of the independent investigation regarding timing of past stock option grants and other potentially related issues discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the quarterly report on Form 10-Q for the three and six months ended June 30, 2006.

Atmel Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2006	By:		/s/ Robert Avery

			Name:	Robert Avery
			Title:	Vice President Finance and Chief
Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).